KENMAR GLOBAL TRUST
                          UNAUDITED ACCOUNT STATEMENT
                    FOR THE MONTH ENDING SEPTEMBER 30, 2002

                           STATEMENT OF INCOME (LOSS)

TRADING INCOME (LOSS)
Realized Trading Gain/(Loss)                                 $1,312,045.13
Change in Unrealized Gain/(Loss)                              ($244,150.78)
Gain/(Loss) on Other Investments                                ($4,787.15)
Brokerage Commission                                          ($162,671.69)
                                                             -------------
Total Trading Income                                           $900,435.51

EXPENSES
Audit Fees                                                           $0.00
Administrative and Legal Fees                                    $8,840.85
Management Fees                                                      $0.00
Incentive Fees                                                 $182,500.32
Other Expenses                                                       $0.00
                                                              -------------
Total Expenses                                                 $191,341.17

INTEREST INCOME                                                 $10,287.04

NET INCOME (LOSS) FROM THE PERIOD                              $719,381.38
                                                              =============


                 STATEMENT OF CHANGES IN NET ASSET VALUE (NAV)

Beginning of Month                  $17,746,000.61
Addition                               $274,000.00
Withdrawal                            ($109,167.25)
Net Income/(Loss)                      $719,381.38
                                    --------------
Month End                           $18,630,214.74

Month End NAV Per Unit                     $112.20

Monthly Rate of Return                        4.05%
Year to Date Rate of Return                  16.29%

                    To the best of our knowledge and belief,
                the information above is accurate and complete:

[SIGNATURE]                                          [SIGNATURE]
Kenneth A. Shewer, Chairman                          Marc S. Goodman, President

                   Kenmar Advisory Corp., General Partner of
                              Kenmar Global Trust

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September 2002                       -----------------------------
                                     KENMAR
SUMMARY                              -----------------------------
                                     GLOBAL
                                     -----------------------------
                                     TRUST
                                     -----------------------------

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Kenmar Global Trust (KGT) ended September +4.05%, net of fees and expenses, as profits were realized in most sectors traded. The Net Asset Value per unit of KGT was $112.20 as of September 30, 2002.

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Allocation of Assets to Advisors
                           Sep 1 2002              Oct 1 2002
                           ----------              ----------

   Graham                     27%                      26%

   Grinham                    32%                      36%

   Transtrend                 31%                      29%

   Winton                     10%                       9%

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The third quarter ended with the Dow average slipping below 8000; Wall Street was inconsolable amid continued earnings warnings, discouraging economic data and international tensions all of which combined to pressure the Dow Jones Industrial Index to its lowest point in four years and the tech-heavy Nasdaq Index to six-year lows. Most global markets reacted in kind and trended lower; European bourses hit five-year lows and the FTSE saw six-year lows. Japanese equity markets did not fare better even with the mid-month BOJ decision that it would buy shares directly from struggling banks to repair the country's ailing financial sector. At month-end, the Nikkei 225 gave back much of the gains as investors lost confidence in the unprecedented decision.

Bond prices rose throughout most markets. In the US, ongoing fears about possible war with Iraq and the economic impact of tumbling worldwide equity markets kept investors in government bonds. Rising oil and gold prices, and slumping stock prices amid ongoing concern about corporate earnings, have encouraged flight-to-safety into bonds. Gilts marched higher as investors continued to watch the weak equity markets and brushed aside buoyant UK retail sales numbers. Eurozone debt followed a similar pattern to other major markets. Japanese Government Bond prices hit 17-month highs early in the month and mid-month, suffered the sharpest correction since 1999 when prices fell after the BOJ announced its share buy-back plan to prop up the ailing bank sector. However, bond prices ended flat for the month.

Currency markets were, for the most part, choppy during September. The one exception was the Japanese yen, which moved lower throughout the month pressured by crumbling confidence in Japanese economic policy, tensions in the Middle East and rifts between senior ministers. The currency hit three-year lows against the euro and three-month lows against the US dollar. The greenback was mixed, caught between several reports of positive economic data and concerns over the economic outlook. The British pound and the Swiss franc both posted slight gains. The Swedish krona reached a 10-week high against the euro as markets reacted positively to the convincing election victory by the ruling Social Democrats. The Canadian and Australian dollars both ended the month lower.

In the commodities, prices in the energy complex rose following a sharp drop in US crude supplies amid fear of an attack on Iraq; crude ended the month above $30 barrel. Gold prices surged as stock markets softened and investors flocked to the hard asset. In the base metals, copper prices plunged to 10-month lows reflecting worries about the health of the overall economy. Price activity in coffee was volatile - coffee prices have slumped to a 30-year low because of massive overproduction. Conversely, cocoa prices have shot to 16-year highs fueled by unrest in the Ivory Coast, the world's leading cocoa producer. In the grains, wheat rose on worry over dwindling world supplies. Alternatively, corn prices fell to 2-month lows with speculative fund selling and harvest pressure extending a downward spin.

To the best of my knowledge and belief, the above information is accurate and complete.

Sincerely,

[SIGNATURE]
Esther Eckerling Goodman
Chief Operating Officer and
Senior Executive Vice President
Kenmar Advisory Corp., as Managing Owner
Kenmar Global Trust


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        PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS

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
[KENMAR LOGO]
                   For further information contact   Two American Lane       Tel 203.861.1025
                   Kenmar Securities, Inc.           PO Box 5150             Fax 203.552.1500
                                                     Greenwich, CT 06831
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